PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

5 April 2007

[redacted]

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

26 March	**Pearson 2006 Annual Report**
	- **One copy Letter from the Chairman**
	- **One copy Proxy Form**
	- **One copy Annual Review and Summary Financial Statements**
	- **One copy Governance and Financial Statements**
28 March	**Financial Times' Sheila McNulty wins two awards at the 2007 British Press Awards**
2 April	**Director shareholding**
2 April	**Total Voting Rights and Capital**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 4/18

Pearson 2006 annual report

26 March 2007

Pearson plc has submitted copies of the Pearson 2006 Annual Report and AGM notice to the UKLA. This documentation will be available for inspection at the UKLA's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel:020 7676 1000

Please click here to view an on-line version of our annual report (http://www.pearson.com/investor/ar2006).

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Financial Times' Sheila McNulty wins two awards at the 2007 British Press Awards
28 March 2007

LONDON - Last night, Sheila McNulty of the Financial Times won two awards at the 2007 British Press Awards. McNulty was named Reporter of the Year and Specialist Writer of the Year for her investigative reporting on BP's safety record. The awards were presented at a gala awards ceremony, hosted by Jon Snow, at Grosvenor House, Park Lane, London.

Lionel Barber, Editor of the Financial Times, said: "Sheila's awards are a tribute to dogged reporting on the BP safety record in Alaska and Texas. They are also recognition of a great team effort, of which we are extremely proud."

McNulty is the US Energy Correspondent for the Financial Times, based in Houston, reporting on the energy and oil industry as well as the politics and culture of Texas. McNulty joined the Financial Times in 1997 as a correspondent in Kuala Lumpur, moving to Houston in 2001.

For further information please contact:Jo Crosby
Communications Manager
Financial Times
T: +44 (0) 20 7873 3811
M: +44 (0) 78131 85975
E: jo.crosby@ft.com

Notes to Editors:
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 440,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.5 million unique monthly users (ABC electronic figures March 06), generating 41 million page views and has 90,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of

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the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers. The FT Group is part of Pearson plc, the international media group.

Director Shareholding
02 April 2007

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 30 March 2007 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	252	0.00003	£8.67	1,317	0.00016
Lord Burns	252	0.00004	£8.67	7,349	0.00091
Ken Hydon	252	0.00003	£8.67	6,317	0.00078
Gurvirendra Talwar	955	0.00011	£8.67	18,683	0.00232

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	333	0.00004	$17.11	4,163	0.00052

Total Voting Rights and Capital

02 April 2007

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 30 March 2007, the Company had 806,677,746 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,677,746) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

END